UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

TRANS ENERGY, INC.

(Names of Issuer)

Common Stock

(Title of Class of Securities)

89323B 30 6

(Cusip Number)

May 22, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	]	Rule 13d-1 (b)
☒	Rule 13d-1(c)
[	]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89323B 30 6

(1)	Names of reporting persons.
Mark D. Woodburn(1)

(2)	Check the appropriate box if a member of a group (see instructions)

(a)	☒
(b)	[	]

(3)	SEC use only

(4)	Citizenship or place of organization
U.S.A.

Number of shares	(5)	Sole voting power	336,511(2)
beneficially owned by	(6)	Shared voting power	0
each reporting person	(7)	Sole dispositive power	336,511(2)
with:	(8)	Shared dispositive power	0

(9)	Aggregate amount beneficially owned by each reporting person	336,511(2)

(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)	[	]

(11)	Percent of class represented by amount in Row 9	3.2%

(12)	Type of reporting person (see instructions)	IN

______________

(1)

The reporting person owns an aggregate of 858,610, of which 335,511 are held in his name (including 58,344 shares are held by the reporting person in his 401(k) plan, and 522,099 share in the name of MDW Capital, Inc., of which the reporting person is the sole stockholder.

(2)	Of the 336,511 shares owned by the reporting person, 58,344 shares are held in his 401(k) plan

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CUSIP No. 89323B 30 6

(1)	Names of reporting persons.
MDW Capital, Inc. (3)

(2)	Check the appropriate box if a member of a group (see instructions)

(a)	☒
(b)	[	]

(3)	SEC use only

(4)	Citizenship or place of organization	Delaware

Number of shares	(5)	Sole voting power	522,099(4)
beneficially owned by	(6)	Shared voting power	0
each reporting person	(7)	Sole dispositive power	522,099(4)
with:	(8)	Shared dispositive power	0

(9)	Aggregate amount beneficially owned by each reporting person 522,099(4)

(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)	[	]

(11)	Percent of class represented by amount in Row 9	5.0%

(12)	Type of reporting person (see instructions)	CO

________________

(3)	MDW Capital, Inc. is a Delaware subchapter S corporation 100% owned by Mark D. Woodburn

(4)	Mark D. Woodburn is the sole stockholder of MDW Capital, Inc. and has sole voting and dispositive power over the shares

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Item 1.

Item 1(a)	Name of issuer:

Trans Energy, Inc.

Item 1(b)	Address of issuer's principal executive offices:
210 Second Street, St. Marys, West Virginia 26170

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Item 2.

2(a)	Name of person filing:
(i)	Mark D. Woodburn
(ii)	MDW Capital, Inc.

2(b)	Address or principal business office or, if none, residence:
(i) and (ii)	809 Dominion Drive, Southlake, Texas 76092

2(c)	Citizenship:
(i)	U.S.A.
(ii)	Delaware

2(d)	Title of class of securities:

Common Stock

2(e)	CUSIP No.:
89323B 30 6

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Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

a:	[	]	Broker or dealer registered under Section 15 of the Act.

b:	[	]	Bank as defined in Section 3(a)(6) of the Act.

c:	[	]	Insurance company as defined in Section 3(a)(19) of the Act.

d.	[	]	Investment company registered under Section 8 of the Investment Company Act of 1940.

e.	[	]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

f.	[	]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

g.	[	]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

h.	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i.	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j.	[	]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

a.	Amount beneficially owned:
858,610

b.	Percent of class
8.2%

c.	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote	858,610

ii.	Shared power to vote or to direct the vote	0

iii.	Sole power to dispose or to direct the disposition of	858,610

iv.	Shared power to dispose or to direct the disposition of	0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

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Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Instruction. Dissolution of a group requires a response to this item.

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Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable

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Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable

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Item 8.	Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable

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Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable

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Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	April 14, 2009

/S/ MARK D. WOODBURN

Mark D. Woodburn

MDW Capital, Inc.

By:/S/ MARK D. WOODBURN

Mark D. Woodburn, Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

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Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

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Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).